SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 22, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❑	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 28, 2005 to July 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	July 22, 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 11AWC

Attached is a copy of a statement by Alcoa Inc announcing plans by Alcoa World Alumina & Chemicals (AWAC) and the Government of Jamaica to immediately expand the Jamalco alumina refinery in Clarendon, Jamaica by 150,000 metric tonnes per year (mtpy), as the first phase of the overall 1.5 million mtpy capacity expansion.

“The continuing transformation of the Jamalco refinery from a high cost refinery to one of AWAC’s lowest cost refineries has been remarkable, and an excellent example of how AWAC can create and implement projects generating long term value” said John Marlay, Alumina’s CEO.

AWAC is a global bauxite and alumina joint venture between Alumina Limited and Alcoa Inc.

Stephen Foster
Company Secretary
Alumina Limited

ABN 85 004 820 419
6 May 2005
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa, Government of Jamaica To Expand Jamalco Alumina Refinery By 150,000 MTPY; 1st Phase of 1.5 Million MTPY Expansion, Doubling Jamalco

NEW YORK—(BUSINESS WIRE)—May 5, 2005—Alcoa (NYSE:AA) today announced that its Alcoa World Alumina and Chemicals (AWAC) affiliate and the Government of Jamaica have approved plans to immediately expand the Jamalco alumina refinery in Clarendon, Jamaica by 150,000 metric tons per year (mtpy) as the first phase of the overall 1.5 million mtpy capacity expansion. This first phase will cost approximately $77 million, with the commitment of another $25 million to finalize detailed engineering on the full project over the next three months. Full production from the first phase is expected by the end of 2006.

“This investment pulls forward a portion of our plan to expand the Jamalco facility by more than 1.5 million metric tons,” said Bernt Reitan, President of Alcoa Primary Products. “There is concrete evidence of progress in our Jamalco facility and it has earned the right to grow. Pulling forward a portion of our larger expansion will allow us to leverage globally with other brownfield and greenfield projects to reduce our costs and gain efficiencies,” said Reitan.

A final investment decision on the larger expansion project, which would more than double the refinery’s total capacity to at least 2.8 million mtpy, is expected in the third quarter of 2005. As part of that project, AWAC ownership in the refinery will move from 50 percent to at least 70 percent. The government of Jamaica will continue to own the remaining percentage. Upon approval, it is expected that the expansion project will be completed by the end of 2007.

Expansions at Jamalco stem from a 2002 agreement with the Jamaican government to remove a nearly 30-year-old levy on bauxite in order to encourage investment. As a result of that levy removal and investments to expand, the Jamalco refinery is among the world’s lowest-cost refineries.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 12AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Stephen Foster
Company Secretary

13 May 2005

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	775,500

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 775,500 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

Appendix 3B Page 6

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Refer Annexure “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,163,886,548	Fully paid ordinary shares in Alumina Limited

Appendix 3B Page 7

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

Appendix 3B Page 8

Appendix 3B

New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

Appendix 3B Page 9

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Appendix 3B Page 10

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A	N/A

Appendix 3B Page 11

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

Appendix 3B Page 12

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 13 May 2005
(~~Director~~/Company secretary)

Print name:	Stephen Foster

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 14AWC

Please find attached for immediate release, a public announcement concerning directors’ interests. In February 2004, Mr Marlay and Mr Davies disclosed a beneficial interest in shares allocated to them (long-term incentive provisions) and acquired under the Alumina Employee Share Plan.

Under the performance criteria of the Plan, 12.5% of that entitlement vested. The remaining 87.5% entitlement that did not vest is reported as shares in which there is no longer any beneficial interest for the purposes of the Appendix 3Y.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Stephen Foster
Company Secretary

6 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY

Date of last notice	12 February 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Marlay.

Date of change	29 June 2005

No. of securities held prior to change	40,000 fully paid ordinary shares in Alumina Limited – directly held 91,200 fully paid ordinary shares under the Alumina Employee Share Plan – indirectly held

Number acquired	Nil

Number disposed	40,862 fully paid ordinary shares no longer indirectly held under the Alumina Employee Share Plan as these shares did not vest as a result of not meeting the Plan’s performance criteria.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No consideration received due to change being shares not vesting

No. of securities held after change	40,000 directly held fully paid ordinary shares in Alumina Limited 50,338 fully paid ordinary shares in Alumina Limited indirectly held via the Alumina Employee Share Plan

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	40,862 fully paid ordinary shares did not vest to Mr Marlay under the terms and conditions of the Long Term Incentive plan (Alumina Employee Share Plan) for the financial year ended 31 December 2004.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Donald James DAVIES

Date of last notice	12 February 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Davies.

Date of change	29 June 2005

No. of securities held prior to change	31,938 fully paid ordinary shares in Alumina Limited – directly held 82,824 fully paid ordinary shares under the Alumina Employee Share Plan – indirectly held 50,000 employee share options

Number acquired	Nil

Number disposed	21,000 fully paid ordinary shares no longer indirectly held under the Alumina Employee Share Plan as these shares did not vest as a result of not meeting the Plan’s performance criteria.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No consideration received due to change being shares not vesting.

No. of securities held after change	31,938 fully paid ordinary shares in Alumina Limited – directly held 61,824 fully paid ordinary shares under the Alumina Employee Share Plan – indirectly held 50,000 employee share options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	21,000 fully paid ordinary shares did not vest to Mr Davies under the terms and conditions of the Long Term Incentive plan (Alumina Employee Share Plan) for the financial year ended 31 December 2004.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 15AWC

Jamalco Alumina Refinery Expansion

Attached is a copy of a statement by Alcoa Inc. concerning Alcoa World Alumina and Chemicals (AWAC) and the Government of Jamaica’s plans to expand the Jamalco alumina refinery in Clarendon, Jamaica. Alumina Limited’s and Alcoa’s respective Boards of Directors have approved plans to expand the Jamalco refinery by 1.5 million metric tonnes per year (mtpy). The expansion will more than double the refinery’s total capacity to approximately 2.8 million mtpy, with the cost expected to be approximately US$1.2 billion. In addition, AWAC’s ownership in the refinery will move from 50% to approximately 77%, with the Government of Jamaica continuing to own the remaining portion.

“This expansion of the Jamalco refinery is a key element in AWAC’s plans to expand its worldwide alumina refinery network with additional long life, low cost production to meet growth in global customer demand”, said John Marlay, Alumina Limited’s CEO.

AWAC is a global bauxite and alumina joint venture between Alumina Limited and Alcoa.

Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Stephen Foster	Australia
Company Secretary
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
21 July 2005
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa, Gov. of Jamaica To Expand Jamalco Alumina Refinery, Doubling Its Capacity; Investment To Come When Agreement on Natural Gas for Jamaica Finalized

NEW YORK—(BUSINESS WIRE)—July 20, 2005—Alcoa (NYSE:AA) today announced that its Board of Directors has approved plans for the company’s Alcoa World Alumina and Chemicals (AWAC) affiliate to join with the Government of Jamaica to expand the Jamalco alumina refinery in Clarendon, Jamaica. The expansion will add 1.5 million metric tons per year (mtpy) of production to Jamalco, more than doubling the refinery’s capacity to approximately 2.8 million mtpy. The cost for the 1.5 million mtpy expansion is expected to be approximately $1.2 billion which includes costs for a power station, as well as high hurricane wind and earthquake requirements for construction in Jamaica.

The first phase of this expansion, which will add 150,000 mtpy, was announced in May and should be completed by the end of 2006. The second phase, which adds approximately 1.35 million mtpy, is expected to be completed by the end of 2007. As part of this expansion project, AWAC’s ownership in Jamalco will move from 50 percent to approximately 77 percent. The government of Jamaica will continue to own the remaining portion of Jamalco.

Prior to the execution of the expansion, it is expected that agreements will be finalized to bring natural gas to Jamaica and the refinery, providing cleaner and less expensive power, as well as the sale of excess power into the Jamaican market. A revision of the joint venture agreements between AWAC and the Government of Jamaica is also envisaged prior to the execution of the expansion.

“Over the past few years, Jamalco has earned the right to expand,” said Bernt Reitan, President of Alcoa Primary Products. “Our strong partnership with the Government of Jamaica helps make this expansion among the best options in the world and should enable us to lower operating costs as we switch fuel sources, while also contributing to better environmental performance,” said Reitan.

“This expansion is an example of what is possible when our employees, the community, government and management all work together. It will help further lower the operating costs for the entire facility and solidify its place among the world’s most competitive refineries,” added Reitan.

The groundwork for expansion at Jamalco was laid when the Jamaican government took action to remove a nearly 30-year-old levy on bauxite to help encourage additional investment in the country’s alumina refineries. Since that levy was removed and AWAC invested in an initial expansion, Jamalco’s costs have been reduced significantly, making it among the world’s lowest-cost refineries.